Filed Pursuant to Rule 433

Registration No. 333-187350

Final Term Sheet

October 27, 2014

U.S.$1,295,000,000

AT&T Inc.

4.700% GLOBAL NOTES DUE 2044

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	4.700% Global Notes due 2044 (the “Notes”)

TRADE DATE:	October 27, 2014

SETTLEMENT DATE (T+10):	November 10, 2014

MATURITY DATE:	November 10, 2044, at par

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$1,295,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.000%

GROSS SPREAD:	0.100%

PRICE TO AT&T:	99.900%

NET PROCEEDS:	$1,293,705,000

USE OF PROCEEDS:	General corporate purposes.

INTEREST RATE:	4.700% per annum

INTEREST PAYMENT DATES:	Semiannually on each May 10 and November 10, commencing on May 10, 2015

DENOMINATIONS:	Minimum of $100,000 and integral multiples of $1,000 thereafter

DAY COUNT FRACTION:	30 / 360

OPTIONAL REDEMPTION:

On not less than 30 nor more than 60 days’ notice, in whole but not in part, on each November 10 on or after November 10, 2016 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to the date of redemption.

In addition, we may at any time purchase the Notes by tender, in the open market or by private agreement, subject to applicable law.

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T becomes obligated, or if there is a substantial probability that AT&T will become obligated, to pay additional amounts to holders of the Notes as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: A3 (Negative), S&P: A- (Stable), Fitch: A (Negative)

JOINT BOOKRUNNERS:	MasterLink Securities Corporation and Mega International Commercial Bank Co., Ltd.

GLOBAL STRUCTURING AGENT AND COORDINATOR:	Morgan Stanley & Co. LLC

JUNIOR STRUCTURING AGENT:	EA Markets Securities LLC

STRUCTURING AGENTS’ COMMISSION:	$8,417,500

ISIN NUMBER:	XS1130524066

LISTING:	The Notes will be listed on the GreTai Securities Market.

ROC SELLING RESTRICTIONS:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, in the Republic of China (“ROC”) to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated October 26, 2014; Prospectus, dated March 18, 2013

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU MAY REQUEST A COPY OF THESE DOCUMENTS, AT NO COST, BY CONTACTING THE ISSUER AT:

AT&T INC.’S SPECIALIST – EXTERNAL REPORTING

AT&T INC.

208 S. AKARD ST.

DALLAS, TEXAS 75202

+1 (210) 351-3049

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.